EXHIBIT 21

SUBSIDIARIES OF DARDEN RESTAURANTS, INC.

As of May 25, 2008, we had three “significant subsidiaries”, as defined in Regulation S-X, Rule 1-02(w), identified as follows:

GMRI, Inc., a Florida corporation, doing business as Red Lobster, Olive Garden, Bahama Breeze, Smokey Bones, and Seasons 52.

Rare Hospitality International, Inc., a Georgia corporation, doing business as LongHorn Steakhouse and The Capital Grille.

Darden SW, LLC, a Florida limited liability company, doing business as Red Lobster and Olive Garden.

We also had other direct and indirect subsidiaries as of May 25, 2008. None of these subsidiaries would constitute a “significant subsidiary” as defined in Regulation S-X, Rule 1-02(w).